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15025520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 09 2015
WASH, D.C.
201

SEC FILE NUMBER
8-67438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cabrillo Broker, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 550
(No. and Street)

La Jolla, CA 92037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Borio (619) 276-2501
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KA 3/19

OATH OR AFFIRMATION

I, Wade Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabrillo Broker, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MELISSA GADLER-HAMM
COMM. #2063011
Notary Public - California
San Diego County
My Comm. Expires Apr. 27, 2018
NR01 NR01

Notary Public

[Signature]
Signature

Managing Director
Title

State of California, County of San Diego
Subscribed and sworn to (or affirmed) before me on this 4th day of March, 2015, by Wade I Hansen, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature: [Signature]

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CABRILLO BROKER, LLC

Financial Statements
and
Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2014

CABRILLO BROKER, LLC

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

Cabrillo Broker, LLC

We have audited the accompanying statement of financial condition of Cabrillo Broker, LLC (the "Company") as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II, and III ("supplemental information") has been subjected to audit procedures performed in conjunction with the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
February 15, 2015

CABRILLO BROKER, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$42,353
Accounts receivable	1,956
Prepaid expenses and other assets	6,317
Total assets	$50,626

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 1,946
Due to affiliate	3,416
Total liabilities	5,362
Member's equity	45,264
Total liabilities and member's equity	$50,626

See notes to financial statements.

CABRILLO BROKER, LLC

Statement of Income

Year Ended December 31, 2014

Revenues	
Investment banking fees	$399,347
Reimbursed expenses	15,353
Interest and dividends	8
Total revenues	414,708
Expenses	
Outside services	251,850
Rent	12,000
Travel and entertainment	29,266
Regulatory fees	4,796
Office expenses	2,958
Marketing	1,480
Other expenses	496
Total expenses	302,846
Income before income tax expense	111,862
Income tax expense	(1,700)
Net income	$110,162

See notes to financial statements.

CABRILLO BROKER, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2014

Balance, beginning of year	$118,057
Distributions	(222,955)
Capital contributions	40,000
Net income	110,162
Balance, end of year	$ 45,264

See notes to financial statements.

CABRILLO BROKER, LLC

Statement of Cash Flows

Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 110,162
Adjustments to reconcile net income to net cash from operating activities	
Changes in operation assets and liabilities	
Accounts receivable	47,557
Due to affiliate	(3,094)
Prepaid expenses and other assets	(3,688)
Accounts payable and accrued liabilities	(6,678)
Net cash from operating activities	144,259
Cash flows from investing activities	-
Cash flows from financing activities	
Distributions	(222,955)
Contributions	40,000
Net cash from financing activities	(182,955)
Net decrease in cash	(38,696)
Cash, beginning of year	81,049
Cash, end of year	$ 42,353
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 800
Interest paid	$ -

See notes to financial statements.

CABRILLO BROKER, LLC

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Cabrillo Broker, LLC (the "Company") is a Texas limited liability company.

The Business. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides investment banking services primarily to emerging and middle market companies. These services include consultation and assistance with private offerings of equity and debt securities, mergers, acquisitions, divestitures, joint ventures, and other corporate finance transactions.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Costs connected with transaction fees are expensed as incurred.

Income Taxes. Income taxes, if any, are the liability of the individual member except for minimum state and local taxes.

Concentration of Credit Risk. The company maintains a cash balance with a financial institution. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this instrument.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2014 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2014.

2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, the Company paid $62,188 to Cabrillo Advisors, LLC (a related party) under an expense sharing agreement.

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2014 was 0.14 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2014, the Company had net capital of $36,991 which was $31,991 in excess of the amount required by the SEC.

4. INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) and, accordingly, has no possession or control requirements.

5. COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through February 15, 2015 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

CABRILLO BROKER, LLC

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2014

Total member's equity	$45,264
Less non-allowable assets	
Accounts receivable	1,956
Prepaid expenses	6,317
Net capital before haircuts on security positions	36,991
Less haircuts on security positions	-
Net capital	$36,991
Total aggregate indebtedness	$ 5,362
Ratio of aggregate indebtedness to net capital	0.14
Minimum net capital required	5,000

Note: There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2014.

CABRILLO BROKER, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2014; and a reconciliation to that calculation is not included herein.

CABRILLO BROKER, LLC

Schedule III
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

Cabrillo Broker, LLC:

We have reviewed management's statements included in the accompanying letter dated February 23, 2015, in which (1) Cabrillo Broker, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
February 23, 2015

Cabrillo Broker, LLC Exemption Report

Cabrillo Broker, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Cabrillo Broker, LLC

I, Wade Hansen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Managing Director

Date: 2/23/2015